Filed by: McDermott International, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Commission File Number: 001-12815

McDermott and CB&I Announce Executive Leadership Team and Organizational Structure For Future Combined Company

Leadership team to leverage best-in-class operational excellence, disciplined project execution and track record of strong cost management to unlock near- and long-term value

New organization will utilize proven management model to deliver sustainable, profitable growth

Combination expected to close in the second quarter of 2018

HOUSTON and THE WOODLANDS, Texas, March 13, 2018 – McDermott International, Inc. (NYSE:MDR) and Chicago Bridge & Iron Company N.V. (NYSE:CBI) today announced the selection of the executive leadership team and integrated organizational structure of the combined company, which will be effective upon the close of the transaction.

“The plans announced today are important steps to position the combined company to build a common culture, better serve our customers, become more competitive and drive long-term growth,” said McDermott President and Chief Executive Officer David Dickson, who will lead the combined company. “I’m looking forward to being joined by an experienced leadership team comprised of extraordinary talent from both organizations and the wider energy industry. Together we will be well positioned to maximize our proven ability to control risk in bidding and deliver excellence in project execution in a cost-efficient delivery structure. We will partner with our customers to provide integrated, end-to-end solutions – from the wellhead to the storage tank – that deliver the quality, efficiency and dependability needed to keep their businesses growing.”

Upon the close of the transaction, the combined company’s operations will be organized by four Areas – North, Central & South America (“NCSA”), Europe, Africa, Russia & Caspian (“EARC”), Middle East & North Africa (“MENA”) and Asia Pacific (“APAC”) – to encourage collaboration, drive excellence in execution and promote robust growth. CB&I’s industry-leading Technology business will remain a tier-one market facing offering. The Areas and Technology divisions will be supported by centralized Commercial and Project Delivery organizations. The integration of Commercial, including the centralization of the company’s bidding functions, will improve customer interactions, allocation of resources, consistency of approach and risk management of new contracts. The centralization of Project Delivery, including Project Management & Controls, Engineering, Supply Chain, Marine, Fabrication, Construction, and Quality, Health, Safety, Environment & Security (“QHSES”), will also significantly enhance project delivery performance.

The Area, Technology and Project Delivery teams will also be supported by centralized Corporate Strategy, Finance, Human Resources, Legal and Communication units.

Under this new structure, the global executive leadership team will include:

•	David Dickson, currently serving as President & Chief Executive Officer for McDermott, will continue in that role for the combined company.

•	Stuart Spence, currently serving as Executive Vice President & Chief Financial Officer for McDermott, will continue in that role for the combined company

•	Richard Heo will become head of North, Central and South America (NCSA) for the combined company; he is currently Executive Vice President, Fabrication Services for CB&I

•	Tareq Kawash will become head of Europe, Africa, Russia and the Caspian (EARC) for the combined company; he is currently Group Vice President of Engineering and Construction International for CB&I

•	Ian Prescott, currently Vice President, Asia for McDermott, will continue as the head of Asia Pacific (APAC) for the combined company

•	Linh Austin will become head of Middle East and North Africa (MENA) for the combined company; he is currently Vice President, Middle East and Caspian for McDermott

•	Daniel McCarthy, currently serving as Executive Vice President, Technology for CB&I, will continue as head of Technology for the combined company

•	Brian McLaughlin, currently serving as Senior Vice President, Commercial for McDermott, will continue as head of Commercial for the combined company

•	Jonathan Kennefick, currently serving as Senior Vice President, Project Execution and Delivery for McDermott, will continue as head of Project Execution and Delivery for the combined company

•	Scott Munro will become head of Corporate Development for the combined company; he is currently Vice President, Americas, Europe and Africa for McDermott

•	Steve Allen will become head of Human Resources for the combined company; he was previously Senior Vice President, Human Resources for McDermott

•	John Freeman, currently serving as Senior Vice President, General Counsel and Corporate Secretary for McDermott, will continue as head of Legal for the combined company

•	Gentry Brann, currently Senior Vice President, Global Communications and Brand Management for CB&I, will continue as head of Communications for the combined company

•	Tony Brown, currently Vice President, Corporate Strategy & Chief Integration Officer for McDermott, will continue as head of Integration for the combined company

The combination remains subject to satisfaction of the remaining closing conditions, including clearance under Russian competition laws, approval by McDermott’s stockholders and CB&I’s shareholders, completion of financing and other customary conditions.

The transaction is currently expected to close in second quarter of 2018.

About McDermott

McDermott is a leading provider of integrated engineering, procurement, construction and installation (“EPCI”), front-end engineering and design (“FEED”) and module fabrication services for upstream field developments worldwide. McDermott delivers fixed and floating production facilities, pipelines, installations and subsea systems from concept to commissioning for complex Offshore and Subsea oil and gas projects to help oil companies safely produce and transport hydrocarbons. McDermott’s customers include national and major energy companies. Operating in approximately 20 countries across the world, McDermott’s locally focused and globally integrated resources include approximately 11,800 employees, a diversified fleet of specialty marine construction vessels, fabrication facilities and engineering offices. McDermott is renowned for its extensive knowledge and experience, technological advancements, performance records, superior safety and commitment to deliver. McDermott has served the energy industry since 1923, and shares of its common stock are listed on the New York Stock Exchange. As used in this press release, McDermott includes McDermott International, Inc. and its subsidiaries and affiliates. To learn more, visit www.mcdermott.com.

About CB&I

CB&I (NYSE:CBI) is a leading provider of technology and infrastructure for the energy industry. With more than 125 years of experience, CB&I provides reliable solutions to our customers around the world while maintaining a relentless focus on safety and an uncompromising standard of quality. For more information, visit www.CBI.com.

Forward-Looking Statements

McDermott and CB&I caution that statements in this press release which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, CB&I and the combined business. These forward-looking statements include, among other things, statements regarding the anticipated timing of the closing of the Combination; unlocking near-term and long-term value; growth; improvement of customer interactions, allocation of resources, consistency of approach and risk management of new contracts; and enhancement of project delivery performance. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the proposed combination, on the anticipated timeline or at all; the risk that a condition to the closing of the proposed combination may not be satisfied or that the proposed combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies and operational benefits from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination, adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully; changes in project design or schedules; the availability of qualified personnel; changes in the terms, scope or timing of contracts; contract cancellations; change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; changes in industry norms; and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the U.S. Securities and Exchange Commission (“SEC”), including their respective annual reports on Form 10-K for the year ended December 31, 2017. This press release reflects the views of McDermott’s management and CB&I’s management as of the date hereof. Except to the extent required by applicable law, McDermott and CB&I undertake no obligation to update or revise any forward-looking statement.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, on January 24, 2018, McDermott International, Inc. (“McDermott”) filed a Registration Statement on Form S-4 with the SEC, that includes (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive joint proxy statement/prospectus to stockholders of McDermott and shareholders of CB&I. Additionally, McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO-T (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its annual report on Form 10-K/A for the year ended December 31, 2017 filed with SEC on March 8, 2018. Information regarding the officers and directors of

CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

McDermott International, Inc.

Investor Relations

Ty Lawrence

Vice President, Treasurer and Investor Relations

+1 (281) 870-5147

tplawrence@mcdermott.com

News Media

Adam Morgan

Director, Global Communications

+1 (281) 253-9005

amorgan@mcdermott.com

Finsbury

Craig Horowitz / Barney Gimbel

+1 (646) 805-2076

CB&I

Investor Relations

Scott Lamb

Vice President, Investor Relations

+1 (832) 513-1068

Scott.Lamb@CBI.com

News Media

Gentry Brann

Senior Vice President, Global Communications and Brand Management

+1 (832) 513-1031

Gentry.Brann@CBI.com

Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher / Ed Trissel / Leigh Parrish

+1 (212) 355-4449